EXHIBIT 4.7
                          HOMETOWN AUTO RETAILERS, INC.
                              831 Straits Turnpike
                               Watertown, CT 06795

                                                     June 28, 2001

George E. Gaillard,
Richard Gaillard
        and
Autos of Newburgh , Inc
c/o Autos of Newburgh , Inc
2934 Route 9W
New Windsor, New York 12553
Attention: George E. Gaillard, President

Gentlemen:

      This will serve as our agreement for settlement and the satisfaction of any claims under Paragraph 2(d) or other provisions of the purchase agreement, dated December 2, 1998 (the "Purchase Agreement"), between Hometown Auto Retailers, Inc. ("Hometown") and Autos of Newburgh, Inc ("Autos of Newburgh").

      1. Hometown shall issue to Autos of Newburgh 200,000 unregistered shares of Hometown's Class A common stock (the "Shares") at the closing of this Agreement. Hometown agrees to file a registration statement covering these shares as well as the shares issued under the Purchase Agreement with the Securities and Exchange Commission within 30 days of the execution hereof and to use its best efforts to cause such registration statement to become effective as soon as practicable thereafter.

      2. Hometown shall pay to Autos of Newburgh (or its designees) an additional cash purchase price, in lieu of issuing the balance of the additional shares due under Paragraph 2(d), as follows;

      (a) $240,000 payable in 21 approximately equal monthly installments of $11,428.57 commencing with the installment for April 2001 to be evidenced by a nonnegotiable promissory note to be delivered within 5 business days of the date hereof..

      (b) a contingent purchase price equal to 20% of Toyota of Newburgh's pre-tax profits in excess of $57,142.85 per month, before deduction of amounts provided for herein, for the period commencing April 1, 2001 through December 31, 2002 (the "Period") as determined by Hometown's Chief Financial Officer.

The amounts under this Section 2 will be paid through installment payments, within 15 days from the end of each calendar month within the Period, except that the installments for April and May 2001 will be paid promptly after the execution hereof.. The pre-tax profits shall be calculated in substantially the same manner as in the period of April 1, 1999 to the date of this agreement, except that installment payments shall not be treated as an expense of Toyota of Newburgh for the purposes of calculating the contingent purchase price. Each installment payment shall be based upon Toyota of Newburgh's pre-tax profits as recorded in its books calculated for the Period on a cumulative basis, deducting from each payment any amounts previously paid. Further, at the end of the Period if the cumulative total of the contingent purchase price installments paid exceeds the total amount due hereunder, then within 60 days from the end of the Period Autos of Newburgh or its designee shall repay to Hometown that excess amount.. These additional fixed and contingent installment purchase price arrangement shall not be deemed to create any employment agreements or guaranty of continued employment or limit in any way Hometown's right to terminate Richard Gaillard's employment at any time. The right of Autos of Newburgh to receive these amounts shall be independent of and shall survive any cessation of employment of Richard Gaillard by termination, death, or otherwise.

      3. Autos of Newburgh represents and warrants that it is taking the Shares for its own account, for investment and not with a view to resell or distribute within the meaning of the Securities Act of 1933, as amended (the "Act") and that until such time as a registration statement under the Act becomes effective with respect to the Shares, Hometown shall have the right to place upon the face of any stock certificate or certificates, evidencing the shares issuable, such legend as the Board of Directors of Hometown may prescribe for the purpose of preventing disposition of the Shares in violation of the Act.

      4. In consideration of the foregoing, each Party hereby releases and discharges the other Party and its successors, affiliates, and assigns from any claims, liabilities, costs and expenses (including reasonable attorneys' and accountants' fees) and obligations whether now known or unknown and whether accrued or contingent. The Parties acknowledge that this Agreement is intended to fully compromise, resolve and settle all pending, contemplated, known or unknown claims, disputes and/or legal controversies among the Parties pursuant to the purchase agreement; excepting, however, (i) Hometown's obligations herein, and (ii) the obligations of Hometown and Richard Gaillard and George Gaillard under their existing employment agreements.

      5. Hometown hereby transfers all of its right, title and interest in and to a certain receivable shown on the books of Hometown as "CAC" in the amount of $545,331 as of March 31, 2001 to Autos of Newburgh, or its designee.

      6. Any default by Hometown of its obligations under the terms of this agreement shall obligate Hometown to deliver the shares as set forth in Section 2(d) of the Purchase Agreement, provided Hometown does not cure the default within 10 days after being duly notified of such default and provided further that such claimed default does not relate to a dispute as to the required amount for an installment payment under Section 2(b) hereof. The Parties agree that any dispute or controversy with respect to an installment payment arising under or in connection with this agreement shall be settled exclusively by arbitration, conducted in accordance with the rules of the American Arbitration Association then in effect.

                                      Very truly yours,

                                      HOMETOWN AUTO RETAILERS, INC.


                                      By: /s/ Corey Shaker
                                         ------------------------------------
                                         Corey Shaker
                                         President and Chief Executive Officer

Accepted and agreed to
this 28th day of June, 2001

Autos of Newburgh, Inc.


By:   /s/ George E. Gaillard
  -------------------------------------------------
         George E. Gaillard, President


     /s/ George E. Gaillard
     ----------------------------------------------
         George E. Gaillard, individually


     /s/ Richard Gaillard
         Richard Gaillard, individually